Exhibit 99.30

Annual and Special Meeting of Shareholders
May 10, 2017

Report on Voting Results

Pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations

The annual and special meeting (the “Meeting”) of shareholders of Immunovaccine Inc. (the “Corporation”) was held on May 10, 2017 at the Innovation Enterprise Centre, 1344 Summer Street, in Halifax, Nova Scotia, Canada. 110 shareholders holding 50,774,399 common shares were present at the Meeting, either in person or by proxy, representing approximately 42.94% of the total votes attached to all issued and outstanding common shares as of the record date on March 31, 2017. All votes were conducted by show of hands.

1.	Election of Directors

All the nominees listed in the management information circular dated March 31, 2017 (the “Circular”) were elected as directors until the next annual meeting of shareholders of the Corporation or until such person’s successor is elected or appointed. The outcome of the vote was as follows*:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld	Non Vote
Wade Dawe	49,481,469	100.00%	10	0.00%	1,240,770
James Hall	49,481,479	100.00%	0	0.00%	1,240,770
Frederic Ors	49,478,469	99.99%	3,010	0.01%	1,240,770
Wayne Pisano	49,481,469	100.00%	10	0.00%	1,240,770
Albert Scardino	49,481,469	100.00%	10	0.00%	1,240,770
Andrew Sheldon	49,481,479	100.00%	0	0.00%	1,240,770
Alfred Smithers	49,400,479	99.84%	81,000	0.16%	1,240,770
Shermaine Tilley	49,481,469	100.00%	10	0.00%	1,240,770

2.	Appointment of Auditor

PricewaterhouseCoopers LLP, chartered accountants of Halifax, Nova Scotia, was re-appointed as auditor of the Corporation and the directors were authorized to fix its remuneration. The outcome of the vote was as follows*:

Votes For	% of Votes For	Votes Withheld	% of Votes Withheld	Non Vote
50,720,249	100%	2,000	0.00%	0

3.	Amendment to Stock Option Plan

A resolution, the text of which is set out in Schedule “A” to the Circular, was adopted to approve, ratify and confirm an increase of the number of common shares of the Corporation reserved for issuance under the Corporation’s stock option plan from 9,100,000 to 11,000,000. The outcome of the vote was as follows*:

Votes For	% of Votes For	Votes Against	% of Votes Against	Non Vote
48,297,733	97.61%	1,183,746	2.39%	1,240,770

4.	Deferred Share Unit Plan

A resolution, the text of which is set out in Schedule “C” to the Circular, was adopted to approve, ratify and confirm the adoption of a deferred share unit (“DSU”) plan by the Corporation (the “DSU Plan”). The outcome of the vote was as follows*:

Votes For	% of Votes For	Votes Against	% of Votes Against	Non Vote
47,761,420	96.52%	1,720,059	3.48%	1,240,770

5.	Ratification of DSU Grants

A resolution, the text of which is set out in Schedule “D” to the Circular, was adopted to ratify and confirm the grant of 399,842 DSUs, under the DSU Plan in compliance with the requirements of the Toronto Stock Exchange. The outcome of the vote was as follows*:

Votes For	% of Votes For	Votes Against	% of Votes Against	Non Vote
47,782,120	96.57%	1,699,359	3.43%	1,240,770

*	As the vote for each motion was conducted by show of hands, the number of votes disclosed reflects only those proxies received by Computershare Investors Services Inc. in advance of the Meeting.